LAW OFFICES OF CRAIG V. BUTLER

300 Spectrum Center Drive, Suite 300

Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com

cbutler@craigbutlerlaw.com

February 19, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed December 13, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

We herein provide the following responses to your comment letter dated February 6, 2019, regarding the above-mentioned Amendment No. 3 to Registration Statement on Form S-1 (the “Original Filing”) for Gofba, Inc. (“Gofba” or the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company is not filing an amended Form S-1/A in connection with this comment response to address this comment but will do so if necessary once this final comment is resolved.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	You state that 470 individuals or entities pre-subscribed to purchase shares of Gofba over a multi-year period if the company ever chose to issue shares and determined to file to go public. Provide your analysis whether offers/sales of Gofba shares occurred at the time Gofba accepted payment from pre-subscribers as it appears that Gofba sold a right to purchase shares. In your analysis, please address the availability of Section 4(a)(2) of the Securities Act to the pre-subscription offering, specifically how the 470 individuals or entities were identified and contacted; the nature of these individuals or entities; and the type and timing of information provided to them by Gofba in connection with the presubscription offering. Further, please address: the documentation that the Company required from these individuals or entities in connection with the pre-subscription offering; the amount of funds received each year; how these funds were held (e.g., escrow) by Gofba; whether Gofba used the funds for any purpose in the interim; and whether all 76 purchasers who opted to rescind their pre-subscriptions in 2017 have now been repaid.

Explain to us your plans regarding the 45 pre-subscribers that you contacted in 2017 about confirming or rescinding their investment but who have not responded to your communication.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

February 19, 2019

Advise whether Gofba made offers to individuals or entities other than the 470 that presubscribed to purchase shares and if so, how these individuals or entities were identified and contacted.

The Company does not believe an offer or sale of securities occurred at the time the Company initially received the pre-subscribers funds, but understands this is a unique situation. The Company hopes to provide better insight by providing some historical context to the pre-subscriptions. While Gofba, Inc., the corporate entity, was formed in 2008, the business of creating and testing the unique Gofba search engine preceded the formation of the corporation by at least a few years. Going back to at least 2006, William DeLisi and Anna Chin, current officers and Directors of the Company, began building the Gofba search engine. Beginning in 2006, Mr. DeLisi and Ms. Chin, together with ten close colleagues, recruited numerous industry personnel to volunteer to assist with testing the new Gofba search engine. Between 2006 and 2008, during the development of the Gofba search engine, Mr. DeLisi and Ms. Chin interacted with hundreds, if not thousands, of people regarding the Gofba search engine, especially the initial alpha and beta testing phases, as it takes a very large number of people to properly develop and test the software created that eventually becomes a “search engine”. Mr. DeLisi knows a great many people in the industry due to being affiliated with computer technology companies and ventures for over 30 years, and Ms. Chin also knows many people as a result of working and interacting socially in the southern California area since 1979. The initial ten close (core) colleagues, being very familiar with technology, also introduced people they knew to help develop the search engine. None of those individuals were recruited as investors, only as volunteers to help test Gofba’s software. During the course of the development of the Gofba search engine, numerous people requested if they could invest in the development of Gofba. Mr. DeLisi and Ms. Chin believe that interest was largely due to the fact they were creating a solution to a widespread problem, the proliferation of inappropriate material on the internet that was coming up as a result of benign searches, many being conducted by children. Mr. DeLisi and Ms. Chin believe those in the industry recognized this could be a unique solution to a very troubling issue and that many had a passion to assist with the development (both with time and money). Their purpose, at that time, was not to make a profit, but to see something built that could change and improve how internet searches are conducted, and to make the world a better place. At that time, however, Gofba, Inc. was not yet formed and Mr. DeLisi and Ms. Chin did not accept any offers of investment. They spent a great amount of money to self-fund the Company during that time, as well as in the years that followed.

In 2008, Gofba, Inc. was formed and Mr. DeLisi and Ms. Chin received renewed requests to fund the Company and its search engine development. The Company explained to the interested individuals that they did not want to sell shares in the Company and have equity investors until such time as the Company had progressed further in its development and the officers believed the Company was on the precipice of “going public.” As a result, the Company and those individuals agreed that they could give their money to the Company at that time, with the explicit understanding and agreement they would not become shareholders of the Company until such time as the Company was restructured and felt it was ready to become a public company, if that ever occurred. The Company and the pre-subscribers agreed how many shares the pre-subscriber would receive for their money if the pre-conditions were met. Each pre-subscriber was given a form the Company called a Pre-Subscriber Share Reserve Form to recognize the money given to the Company. During the years, if a pre-subscriber requested their funds back, the Company repaid them back, similar to an advance.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

February 19, 2019

The Company initially intended to progress further in its development of the search engine and amend its capital structure, and get to the point of being on the precipice of “going public” much quicker than what actually happened. Unfortunately, in 2012, Mr. DeLisi, who is the primary “coder” behind the development of the Gofba search engine and related products, was diagnosed with a serious heart condition and suffered a heart attack. Between 2012 and 2015, Mr. DeLisi underwent two major heart surgeries, each followed by doctor’s orders to keep his work time to a minimum, which significantly delayed the development of the Gofba search engine and related products. During these several years of health issues, additional people offered to provide assistance to Gofba, and their funds were received under the same conditions as the earlier pre-subscribers.

In 2017, with Mr. DeLisi’s health issues under control, the Company determined that the Gofba suite of products was far enough along in development to proceed and take the Company public. The decision to take the Company public was largely driven by the fact that products like Gofba’s search engine, and other modules, are largely developed with “common source” code, meaning there is little a company can do in terms of intellectual property protection to protect its products from being copied by other companies in the industry. Gofba felt that by being a public company, that when it does announce a unique product or service, it will be recognized as the leader and developer of that product or service rather than just serving as an incubator to larger companies that would just copy the unique product and service and quickly get recognition from the industry. Gofba felt by being public it would allow the company to be recognized for its achievements, which it believes it owes to the individuals that have assisted with the Company’s development, both monetarily as well as with thousands of hours of volunteer time. As a result, in 2017, Gofba sent a Disclosure Statement to all the pre-subscribers asking if they wish to use their pre-subscription funds to purchase shares of Gofba common stock, or if they desired to receive their money back. The Disclosure Statement was akin to a private placement memorandum with disclosure regarding Gofba similar to a prospectus. Of the 470 pre-subscribers, approximately 350 signed a subscription agreement indicating they desired to leave their money with Gofba and be issued shares of Gofba common stock, and the other approximately 120 pre-subscribers either could not be reached or requested their funds returned. In total, 76 have requested refunds and 45 have received their refunds. The remaining individuals remain liabilities on the Company’s financial statements.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

February 19, 2019

Given this context and applying the standard definition of a security, the Company does not believe the pre-subscriptions were “securities”. In order to be a security, the transaction must involve a person investing their money in a common enterprise and is led to expect profits from that investment solely from the efforts of a third party. Here, the Company and the pre-subscribers both understood that there would be a further investment decision and transaction prior to the pre-subscriber receiving shares of Gofba common stock, namely when the Gofba suite of products was far enough along in development to proceed and the Company was ready to “go public”. Until that further transaction and agreement was made, the pre-subscribers could request the return of their funds, similar to an advance of funds. The pre-subscribers understood that Gofba was not offering its shares for them to purchase at that time, and would only do so if certain pre-conditions were met. However, the pre-subscribers desired to fund the Company in advance of those conditions occurring in order to assist the Company in its development, again, presumably due to the unique nature of Gofba’s products and services. The Company believes the majority of the pre-subscribers viewed the funds as an advance that would either be paid back or turned into shares at the appropriate time. Some of the pre-subscribers may have given their funds as more of a contribution with no expectation of anything in return other than wanting the Gofba search engine built, but the Company treated all the pre-subscribers the same.

However, in the event the pre-subscriptions were deemed to be securities at the time the original funds were given to the Company, the Company believes that offering of securities complied with Section 4(a)(2) of the Securities Act of 1933 (“Section 4(a)(2)”). Under Section 4(a)(2), purchasers must (i) either have enough knowledge and experience in finance and business matters to be “sophisticated investors” (able to evaluate the risks and merits of the investment), or be able to bear the investment’s economic risk, and (ii) have access to the type of information normally provided in a prospectus for a registered securities offering. Additionally, public advertising and general solicitation is generally impermissible. Here, as noted the above, each of the pre-subscribers either knew management of the Company and/or were brought in by management, or the initial friends of management, to work with the Company or the development of the Gofba products (or worked on Gofba’s product development pre-incorporation). None of the individuals were solicited as an investor in the Company, either before or after they worked with Gofba for the development of the products and services. Additionally, the pre-subscribers are veterans in the computer software industry, holding jobs like computer engineers, programmers, coders, data processors, software developers, etc. They are sophisticated individuals. Since they were working with the Company to beta test its products they were intimately familiar with Gofba and its business. As noted above, at the time of their pre-subscription, the pre-subscribers were given a Pre Subscriber Share Reserve Form. The total funds received from pre-subscribers each year beginning with incorporation of Gofba, Inc. were: $20,000 in 2008, $191,950 in 2009, $169,200 in 2010, $665,175 in 2011, $505,720 in 2012, $1,231,350 in 2013, $330,750 in 2014, $6,718,200 in 2015, $88,500 in 2016 and $227,000 in 2017. It should be noted, that $5,000,000 of the pre-subscription funds came from two pre-subscribers. The remaining pre-subscribers gave the Company a total of $5,697,845.

The funds received by the pre-subscribers were recorded on the Company’s financial statements as liabilities until such time as they confirmed their investment under the Disclosure Statement and became shareholders of Gofba, Inc. For those pre-subscribers that requested a refund and have not received their refund or that the Company could not locate, they are still recorded as liabilities on the Company’s financial statements. For the 45 pre-subscribers the Company cannot locate or that haven’t responded, the Company intends to continue to try and contact them and treat them like any liability the Company owes but is having trouble locating the lender.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

February 19, 2019

The Company did not make offers to any individuals or entities from 2008-2016. Of the several thousand individuals that assisted the Company from 2008-2016, a total of 470 became pre-subscribers, but those individuals approached the Company about assisting the Company during various times over that nine year span. The Company did not approach them about investing in Gofba.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler
Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

February 19, 2019

[Gofba, Inc. Letterhead]

February 19, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed December 13, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

Gofba, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 12, 2018:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Anna Chin
Anna Chin President